Exhibit 99.5

[Logo of CBIZ Valuation Group, Inc.]

PRIVILEGED AND CONFIDENTIAL

August 12, 2004

Peter B. Carey, Esquire

Attorney at Law

11 South LaSalle Street

Suite 1600

Chicago, IL 60603-1304

Dear Mr. Carey;

The Board of Trade of the City of Chicago, Inc. (the “CBOT” or the “Company”) has entered into a negotiated settlement agreement dated February 6, 2004 (the “Settlement Agreement”) in connection with that certain litigation captioned Feldheim, et al. v. Sims et al. Circuit Court of Cook County Case No. 00 CH 11791 (the “Feldheim Litigation”). The Feldheim Litigation was initiated in 2000 on behalf of the Minority Members and Membership Interest Holders of the CBOT in response to the CBOT’s then proposed restructuring activities.

Central to the Feldheim Litigation was a disagreement over the then proposed allocation of equity shares in the restructured Company by the Minority Members and Membership Interest Holders who argued that the then proposed allocation would unfairly benefit the Full Members to the detriment of the Minority Members and Membership Interest Holders. The Settlement Agreement provides for, among other things, a proposed allocation (the “Proposed Allocation”) of the equity in the restructured Company among the CBOT’s five member classes.

You have asked us to render an opinion as to whether the Proposed Allocation of equity in the restructured CBOT among its five classes of memberships and membership interests is fair, from a financial point of view. This opinion does not address the CBOT’s underlying business decision to effect the restructuring transaction. We have not been asked to, and did not, solicit third-party expressions of interest in acquiring all or any part of the CBOT’s assets or securities.

One South Wacker Drive, 17th Floor • Chicago, IL 60606-4616

Ph: 312.602.6600 • F: 312.602.6610 • www.cbizvaluation.com

[Logo of CBIZ Valuation Group, Inc.]

Peter B. Carey, Esquire

August 12, 2004

The Settlement Agreement provides for the equity in the restructured Company to be allocated as follows:

Full Members	77.650000000%
Associate Members	16.315507700%
GIM Members	1.323973731%
COM Members	3.274303720%
IDEM Members	1.436212475%

In the course of our analyses for rendering this opinion, we have:

•	Read and analyzed the Settlement Agreement, including its amendments.

•	Evaluated the processes utilized by the CBOT Board and Plaintiff Class in reaching the settlement agreement.

•	Evaluated the ballot and advisory vote solicited by the CBOT Board of Directors from all classes of CBOT members.

•	The Company’s Registration Statement Form S-4 filed on June 17, 2004 with Securities and Exchange filing.

•	Analyzed business, operating and financial data of the CBOT.

•	Analyzed voting and liquidation rights associated with each class of membership.

•	Analyzed various trading volume statistics of the CBOT.

•	Analyzed historical seat prices for the various membership classes.

•	Analyzed trading rights associated with each membership class.

•	Analyzed and reviewed the terms of other exchange demutualizations.

•	Met with the Chairman of the Board of Directors of the CBOT, CBOT executive management and staff, legal counsel for the Chairman of the Board of the CBOT, legal counsel for the Board of Directors of the CBOT, certain members of the Plaintiff Class in the Feldheim Litigation and legal counsel for the Plaintiff Class in the Feldheim Litigation.

•	Read various court documents, the appellate court opinion, a previous fairness opinion provided by William Blair & Company (“William Blair”), and the deposition of William Blair representatives.

•	Conducted such other studies, analyses, inquiries and investigations, as we deemed appropriate.

[Logo of CBIZ Valuation Group, Inc.]

Peter B. Carey, Esquire

August 12, 2004

In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the financial statements, seat price information, trading volume and other information provided to us by the CBOT management (“Management”) and we have further relied upon the assurances of Management that they were unaware of any facts that would make the information provided to us incomplete or misleading. We have not assumed any responsibility for independent verification of such information or assurances.

In arriving at our opinion, we have not performed any independent appraisal of the assets of the CBOT. We have also assumed the CBOT is not currently involved in any material transaction other than the proposed restructuring, as explained in the S-4 and those activities undertaken in the ordinary course of conducting its business.

This opinion is furnished solely for your benefit and does not constitute a recommendation to any member of the CBOT as to how such member should vote with respect to the proposed restructuring. This opinion is delivered to the recipient subject to the conditions, scope of engagement, limitations and understanding set forth in this opinion and subject to the understanding that the obligations of CBIZ Valuation Group, Inc, related to this opinion are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of CBIZ Valuation Group, Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

On the basis of the forgoing, it is our opinion that the Proposed Allocation of equity among the five classes of memberships and membership interests in the CBOT is fair, from a financial point of view.

Yours very truly,

CBIZ VALUATION GROUP, INC.

/s/    J. Ray Nicholson

J. Ray Nicholson

Managing Director

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